Mail Stop 4561

December 12, 2007

Edward A. Foster
Chief Executive Officer
Identica Holdings Corporation
6807 S. MacDill Avenue
Tampa, FL 33611

> **Re:** **Identica Holdings Corporation**
> **Amendment to Registration Statement on Form SB-2**
> **Filed November 20, 2007**
> **File No. 333-137710**

Dear Mr. Foster:

We have reviewed your submission and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2/A

General

1. We are in receipt of the confidential treatment request, CF Control #19118. Comments with respect to the application will be provided promptly in a separate letter.

2. As initially filed, the registration statement related to offers and sales by selling security holders of 25,041,340 shares, consisting of 15,682,489 outstanding shares, 5,795,999 shares issuable upon the exercise of warrants, and 3,562,852 shares issuable upon conversion of notes. The amendment relates to offers and sales by selling security holders of 50,515,061 shares, consisting of 20,000,000 shares underlying preferred stock,

16,274,572 shares underlying warrants, 11,932,489 outstanding shares and 2,308,000 shares underlying convertible notes. In your response letter, please reconcile the differences between each category of shares. Explain the extent to which the outstanding shares, warrant shares and note shares initially the subject of the registration statement continue to be included in the filing, and then in detail describe the additional shares added. In the response letter, please take care to identify each issuance transaction in the waiting period that relates to shares, warrants, notes or preferred stock that have been added to the amended registration statement.

Calculation of Registration Fee

3.   With respect to each issuance of shares, warrants, notes or preferred stock that took place after the initial filing of the registration statement, that relate to shares added to the filing, provide us with a detailed analysis in support of your belief that the exemption from registration you relied upon was available. In the response letter, describe each unregistered transaction in reasonable detail, including the manner in which the offerees and investors were identified, the nature of prior relationships with the offerees and investors and the extent to which offerees and investors in each unregistered offering were aware of the pending registration statement. Describe the nature of any representations or agreements, express or implied, with those offering participants concerning the inclusion of shares of common stock in the registration statement. Tell us the relationship between the registration rights provisions of the securities purchase agreement relating to the preferred stock offering and this registration statement.   Please analyze the effect of the public solicitation for investors that was associated with the filing of the registration statement on the availability of the exemption you seek to rely upon. Also, provide a detailed analysis of why you believe that the issuance transactions are distinct from the share resale transactions, and not a part of a multi-step distribution of shares to the public. We note that Rule 152 does not appear available to separate issuances and resales as distinct transactions.

4.   Consistent with prior comment 4 of our letter dated October 26, 2006, the registration fee for all of the shares offered for resale in this filing should be calculated based upon the initial offering price, which you indicated is $1.00 per share. Amend your calculation of registration fee table accordingly. See Rule 457(a) of Regulation C.

Prospectus Summary, page 1

5.   In your prospectus summary you state that you have a perpetual distribution agreement with TechSphere, yet under your description of business state that the agreement terminates December 31, 2008, but that you have received written notification from TechSphere that subject to agreement on structured payments, the agreement will be extended to 2012 and renewable thereafter in perpetuity in 5-year increments. This seems to indicate that the agreement is not, in fact, perpetual, as it can be terminated.

Please revise your prospectus summary so as not to imply that your agreement lacks a term and may not be terminated.

6.   Please advise us as to the status of your negotiations with TechSphere regarding the structured payments to be made pursuant to the distribution agreement.

7.   In comment 11 of our letter dated October 26, 2006, we requested that you clarify the functions or activities of material subsidiaries. Please amend your registration statement to provide a brief description of the functions or activities of Identica Corp. PLC. Alternatively, if the functions of that subsidiary are not material, eliminate the reference from the summary.

Risk Factors, page 4

Risks Related to Our Company and Our Industry, page 4

Our officers have no experience in managing a public company … page 9

8.   Please revise the text of your risk factor to discuss management's duties with regards to disclosure controls and procedures and the corresponding risks to investors in light of your management's lack of experience or expertise in the management of a public company. We note that you have included, as requested, discussion of management's duties with regards to internal control over financial reporting, but did not include discussion regarding disclosure controls and procedures.

Risks Related to our Common Stock, page 9

There is a significant risk of our common stockholders … page 10

9.   You state that if all your convertible securities, some of which you indicate are convertible debentures, were exercised or converted you would have 50,515,061 shares issued and outstanding. We note that you have indicated you are registering shares underlying convertible notes, but not convertible debentures. Please revise throughout to refer to the shares underlying your convertible debt in a consistent manner.

The conversion and/or exercise of these outstanding convertible securities … page 10

10.   Please reconcile this risk factor with its heading. In its current format, the text of the risk factor pertains to the authority of the directors to issue additional shares and the corresponding dilutive effect this could have upon shareholders, while the heading of this risk factor pertains to the dilutive effect of the conversion of outstanding convertible securities.

Plan of Distribution, page 30

11.   Revise this section so that the plan of distribution you initially discuss is consistent with the disclosure on the cover page, which is an offering at an initial price of $1.00 per share until the securities are included in the OTCBB quotation system, and thereafter at prevailing prices in that market. To the extent other methods of distribution are described, clarify that those would be pursued following the admission of the common stock to the OTCBB quotation system.

12.   Additionally, you indicate that the shares may be sold in an "exchange distribution in accordance with the rules of the applicable exchange". Your filing does not refer to any securities exchange or listing of your securities on any exchange. Please eliminate the reference to an "exchange distribution" or revise to more specifically explain the nature of such distribution and how it is applicable to the transaction you propose.

November 2005, Private Placement, page 39

13.   You state that the holders of the warrants will be entitled to exercise the warrants on a cashless basis if the shares of common stock underlying the warrants are not registered pursuant to an effective registration statement prior to November 25, 2006 and that in the event the selling stockholders exercise the warrants on a cashless basis, you will not receive any proceeds. Please amend your registration statement, in all appropriate places, to indicate that the shares of common stock underlying the warrants were not registered prior to the deadline and that, as a result, the selling stockholders may exercise the warrants on a cashless basis. We note that throughout your registration statement you state you will receive proceeds of up to $6,064,700 from the exercise of the warrants. This disclosure should be revised to indicate the amount of proceeds you will receive should holders of warrants with cashless exercise rights choose to exercise said cashless rights.

14.   We note that you did not file a registration statement within 120 days from the issuance date of the notes. Accordingly, please revise your registration statement to indicate that you are subject to a penalty of 1% per month on the outstanding balance of the notes.

Description of Business, page 42

15.   Please amend your registration statement to include an estimate of the amount spent
        during each of the last two fiscal years on research and development activities and, if
        applicable, the extent to which the cost of such activities was borne directly by
        customers. See Item 101(b)(10) of Regulation S-B.

Organization within Last Five Years, page 44

History, page 44

16.   In comment 28 of our letter dated October 26, 2006, we requested that you provide
        disclosure regarding the purposes of the acquisitions of American Biometrics and that
        you describe the assets and liabilities of eRoom. Please provide the requested
        information.

17.   In your response letter, please provide quantitative information concerning the nature and
        significance of the assets and liabilities of American Biometrics and eRoom that were not
        acquired, as requested in comment 28 of our letter dated October 26, 2006.

Market Strategy, page 50

18.   You indicate that your current focus is 70% on access control, 20% on time and
        attendance and ten percent on personal verification, but that this emphasis will change as
        you achieve market penetration and sales volumes. Please revise to describe how you
        expect that your emphasis will change as you achieve market penetration and sales
        volumes and what quantitative factors will trigger your change in emphasis.

Competition, page 51

19.   Please describe your competitive position in your industry. See Item 101(b)(4) of
        Regulation S-B.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
52

Liquidity and Capital Resources, page 58

20.   Please revise this section to include a discussion of what steps you intend to take in the
        event your current projections of revenue of $200,000 per month over the next twelve
        months do not materialize.

Summary of Critical Accounting Estimates, page 59

Revenue, page 59

21.   We note that based on your "limited historical experience" you estimate that future sales
       returns and allowances will be approximately 7% of your gross sales. Please clarify how
       you determined that you have sufficient historical experience with similar types of sales
       and a large volume of relatively homogenous transactions in order for you to make a
       reasonable estimate of your future returns. Please provide your complete analysis of
       paragraphs 6 through 8 of SFAS No. 48 which supports your ability to recognize revenue
       when a right of return exists. In addition, please revise your refund disclosure on page 60
       which states that you defer any revenue for which a refund right exists as this disclosure
       seems to contradict your return policy.

Consolidated Financial Statements

General

22.   Revise your registration statement to include updated interim financial statements as of
       and for the nine months ended September 30, 2007 and related consents. Refer to Item
       310(g) of Regulation S-B.

Report of Independent Registered Accounting Firm, page F-2

23.   Revise to include the audit report of your predecessor auditor who audited your financial
       statements as of December 31, 2005, for the year ended December 31, 2005 and from
       inception through December 31, 2005.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

f) Revenue Recognition, page F-15

24.   We note your service revenue is principally derived from a service contract with eRoom
       from your disclosure on page 55. Please clarify your revenue recognition accounting
       policy for this service revenue and clarify how your policy complies with SAB Topic 13.
       As part of your response, please explain all the material terms of this service contract. In
       addition, explain why you do not have any cost of sales from your service revenue.

25.   We note that you distribute products, hardware, embedded firmware and customized and
       development services from TechSphere from your disclosure on page F-24. It appears
       that you are reporting revenue from sales of these products and services on the gross

basis. Please tell us whether you act as a principal in these transactions and how you considered the indicators in EITF 99-19 when making this determination. Please provide your full analysis of the indicators in EITF 99-19 when you support your conclusion.

Note 13. Related Party Transactions, page F-34

26.   Your disclosure on page 55 indicates that your service revenue in 2006 primarily relates to a service contract with eRoom. eRoom appears to be a related party based on ownership of 20.662% of your common stock as disclosed on page 63. Tell us how you considered the disclosure requirements of Item 404 of Regulation S-B and SFAS No. 57 with regard to revenues derived from transactions with eRoom.

Consolidated Financial Statements as of June 30, 2007 and 2006

Note 5. Deposit, page F-49

27.   We note that you paid a refundable deposit to TechSphere to cover each year's repurchase requirement under the agreement with them. Your disclosure also states that you have met your purchase commitments through June 30, 2007. Please clarify when you are scheduled to receive the cash from the refundable deposit for the portion of the quota requirement you have met. Clarify whether there are any additional performance measures that you have to meet under the arrangement in order to receive the cash or whether there are any remaining contingencies that would cause you not to receive the entire deposit amount.

28.   We note that your inventory balance has increased significantly at each balance sheet date reported. Please clarify how you have determined that inventory is valued at the lower of cost or market considering your inventory balance as of June 30, 2007 is significantly higher than your product sales from inception through June 30, 2007. In this respect, clarify how you determined that the amount of inventory recorded at June 30, 2007 is realizable. We refer you to ARB 43, Chapter 4, paragraph 9. In addition, please clarify whether you have continued to purchase inventory in order to meet your purchase commitment with TechSphere or whether you need the inventory to meet your forecasted sales demands.

Part II

Exhibits

29.   Contracts upon which your business is substantially dependent (e.g., contracts accounting for 10% or more of your revenues), along with contracts with related parties, must be filed as exhibits to your registration statement. As your disclosure on page 55 indicates that your service revenue in 2006 primarily relates to a service contract with eRoom, and

eRoom appears to be a related party based on ownership of 20.662% of your common stock, please amend your registration statement to include your service contract with eRoom as an exhibit. Refer to Item 601(b)(10) of Regulation S-B.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. Your submission should be accompanied by a marked copy that is filed electronically and which shows changes made by amendment in the manner required by Item 310 of Regulation S-T. Please note that marked copies in HTML format that designate changes within paragraphs will help us more rapidly process your amendment. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested additional information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You should contact David Edgar at (202) 551-3459 if you have questions or comments on the financial statements and related matters. If you require additional assistance on these matters, you may contact Mark Kronforst, Branch Chief – Accounting, at (202) 551-3451. Please contact Michael F. Johnson at (202) 551-3477 with any other questions. If you need further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via facsimile: (516) 887-8250
       David Lubin, Esq.
       David Lubin & Associates, PLLC